UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13D
     Under the Securities Exchange Act of 1934, as amended


                    ANALYTICAL SURVEYS, INC.
         ---------------------------------------------
                        (Name of Issuer)


                   Common Stock, no par value
         ----------------------------------------------
                 (Title or Class of Securities)


                            032683302
         ---------------------------------------------
                         (CUSIP Number)


                       Larry D. Lieberman
                      GODFREY & KAHN, S.C.
                     780 North Water Street
                  Milwaukee, Wisconsin  53202
                         (414) 273-3500
        ------------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                       December 22, 1995
        -----------------------------------------------
    (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



          *    The remainder of this cover page shall
          be filled out for a reporting person's
          initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          Schedule 13D

     CUSIP No. 032683302

     1    NAME OF REPORTING PERSON
               A. William Huelsman
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a)  [   ]
               (b)  [X]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS
               00

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                         [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

     7    SOLE VOTING POWER             0

     8    SHARED VOTING POWER      268,800



     9    SOLE DISPOSITIVE POWER        0

     10   SHARED DISPOSITIVE POWER      268,800

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

               268,800

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                         [ ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN (11)

               5.5%

    14   TYPE OF REPORTING PERSON

               IN

                          Schedule 13D

CUSIP NO. 032683302


ITEM 1.   SECURITY AND ISSUER.

          This Statement relates to 268,800 shares (the
"Shares") of Common Stock, no par value ("Common
Stock") of Analytical Surveys, Inc., a Colorado corporation (the "Company").

          The principal executive offices of the
Company are located at 1935 Jamboree Drive, Colorado
Springs, Colorado 80920.

ITEM 2.   IDENTITY AND BACKGROUND.

     The following information is provided for the Reporting Person:

          (a) Name. This Schedule 13D is being filed for A. William Huelsman
     (the "Reporting Person").

          (b) Address.  The address for the Reporting
Person is 235 West Broadway, Suite 40,
Waukesha, Wisconsin, 53186.

          (c) Present Principal Occupation.  Property
Manager/Real Estate Developer.

          (d) Criminal Proceedings.  None

          (e) Civil proceedings.  None

          (f) Citizenship. The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Shares were acquired by the Reporting
Person in connection with the sale to the Company of substantially all of the assets of Intelligraphics, Inc.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Person currently has no plans or proposals of the type enumerated in (a)-(j) of
Item 4 of Schedule 13D; however, the Reporting Person reserves the right to purchase or sell common stock of the Company at any time or from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.


          (a)  Number of Shares/Percentage of Class
     Beneficially Owned. The Reporting Person beneficially owns an aggregate of 268,800 shares of the Company's Common Stock, representing approximately 5.5% of the total number of the issued and outstanding shares of Common Stock
     (based on the information contained in the Company's quarterly report on Form 10-QSB for the period ending June 30, 1996).

CUSIP NO. 032683302


          (b)  Nature of Ownership.  The Reporting
     Person shares the power to direct the disposition and voting of the Shares with the Voting Trustees
     (as defined in Item 6(c), below).

          (c)  Recent Transactions.  The Reporting
     Person has not effected any transactions relating to the Shares within the past sixty days.

          (d)  Rights to Dividends or Proceeds.  See Item 6.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF
          THE COMPANY.

          (a)  Pursuant to an Asset Purchase Agreement
by and among the Company, Intelligraphics, Inc. (the
"Seller") and the Reporting Person, dated December 22,
1996, the Company agreed to purchase substantially all of the assets of the Seller in exchange for certain cash consideration and 345,000 restricted shares of Common Stock of the Company. The Reporting Person acquired 268,800 of the 345,000 shares of Common Stock issued in the transaction.

          (b)  Pursuant to a  Lock Up Agreement dated
December 22, 1995 by and among the Reporting Person,
Gary Miller, William Nantell, David Coates, David
Kroes, Randy Vanek and Hamid Akharan (collectively, the
"Shareholders"), and the Company, the Shareholders have agreed that no Shareholder may transfer any of the Common Stock or any interest in the Common Stock until December 22, 1999, except in the following situations:
transfers to family members (as defined in the Lock Up
Agreement); transfers pursuant to the Registration
Rights Agreement (referred to in Item 6(e), below);
transfers in connection with shareholder approved transactions; and transfers of greater than 5,000 shares of the Common Stock in which the Company is given a right of first refusal.

          (c)  Pursuant to a Voting Trust Agreement
dated December 22, 1995 among the Company, the Shareholders and John A. Thorpe, Sidney V. Corder,
William M.  Hudson, Richard P. MacLeod, James T. Roth,
Robert M. Keeley and Willem M.J. Anderson, members of the Board of Directors of the Company (collectively, the "Voting Trustees"), the Shareholders created a voting trust and appointed the Voting Trustees to administer the trust. The Reporting Person has assigned the Shares to the Voting Trustees. The trust terminates on December 22, 1997. The Voting Trustees have the right to vote the Shares, except in the following situations in which the Voting Trustees must vote according to the Shareholders' written instructions: the sale or other disposition of all or substantially all of the assets of the Company that under applicable law requires a vote of the shareholders of the Company; a merger or consolidation in which the Company is not the continuing or surviving corporation or in which a change of control of the Company would occur; a substantial recapitalization of the Company that under applicable law requires a vote of the shareholders of the Company and pursuant to which a change of control of the Company would occur;
and a liquidation, dissolution or "going private" transaction that under applicable law requires a vote of the shareholders of the Company. The terms of the trust also instruct the Voting Trustees to distribute the proceeds of any sale of the Shares owned by the Reporting Person during the term of the trust directly to Bank One, Milwaukee, N.A. (the "Bank") and all stock certificates for shares owned by the Reporting
Person to the Bank unless the Voting Trustees receive notice from the Bank that the Reporting Person is no longer indebted to the Bank.

          (d)  Pursuant to an Escrow Agreement dated
December 22, 1995 among Bank One, Colorado, N.A. (the
"Escrow Agreement"), the Company, the Seller and the Reporting Person, the parties agreed to deposit, and the Escrow Agent (the "Agent") has agreed to accept on deposit 105,000 shares of Common Stock. The

CUSIP  NO. 032683302

Escrow Agreement agrees to hold and distribute such stock according to the letter of instruction. The letter instructs the Agent to distribute certain of the Shares to the Company upon delivery by December
22, 1996 of notice of breach of representation, warranty or covenant of the Seller or the Reporting
Person to the Escrow Agent, and the remainder to the Voting Trustees. After December 22, 1996, the Escrow
Agent is to deliver the remaining Shares, if any, to the Voting Trustees, unless otherwise notified in writing by all parties to the Escrow Agreement.

          (e)  Pursuant to a Registration Rights
Agreement by and among the Company, the Seller and the Shareholders, dated December 22, 1996, the Company agrees that if prior to December 22, 1997 the Company registers any of its Common Stock under the Securities
Act of 1933, as amended, in an underwritten public offering, then upon written notice by the Shareholders it will use its best efforts to register the Common
Stock to the extent permitted by law, subject to other conditions.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (1)  Asset Purchase Agreement dated December 22, 1995.

          (2)  Lock Up Agreement dated December 22, 1995.

          (3)  Voting Trust Agreement dated December 22, 1995.

          (4)  Escrow Agreement dated December 22, 1995.

          (5)  Registration Rights Agreement dated December 22, 1995.


                           SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 1996                      /s/ A. William Huelsman
----------------                      -----------------------
                                      A. William Huelsman